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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersign investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Frank Alexander Lewis III dba Glidezz Enterprises

Address of Principal Business Office (No. & Street, City, State, Zip Code):

5522 Harcross Drive
FRB of San Francisco
Los Angeles, CA, 90043

Telephone Number (including area code): 408-890-8702

Name and Address of Agents for Service of Process:

Civilian(s)/Merchant Resident(s): Frank Lewis, President and
Chief Executive Officer: Department of Health, Board of Directors:
OH Registrar file Principal Financial and Accounting
Officer as transfer agent:

GLIDEZZ ENTERPRISES
C/O FRANK LEWIS
5522 Harcross Drive
FRB of SAN FRANCISCO
Los Angeles, CA, 90043

Yes this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A. (?5(b)(1), ?2(a)(13), ?2(a)(36), ?2(a)(40))

Pursuant to the requirements of the Investment Company Act of 1940, the undersign registrant does sign this notification of registration on its behalf of the city of LOS ANGELES and state of CALIFORNIA on the 27TH day of August of 2018.
GLIDEZZ ENTERPRISES
Signature _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
Registrant:  Frank Alexander Lewis III dba Glidezz Enterprises
Name of Sponsor: Frank Alexander Lewis III
Attest: _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
Title: _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549